SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

November 22, 2010

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: November 22, 2010

By: /s/ Susan Henderson
-----------------
Susan Henderson
Company Secretary

Smith & Nephew Plc (the "Company")

Employee Share Plans - Announcement of transaction in ordinary shares of US$0.20 each and American Depository Shares (ADSs) representing five ordinary shares of US$0.20 each.

The Company announces that on 19 November 2010 conditional awards were made under the Company's Global Share Plan 2010 (the "Plan") to G Kelvin Johnson, a person discharging managerial responsibility ("PDMR"), as detailed in the tables below. No consideration is payable for the awards.

1.         OPTION
Name	PDMR	Type of award	Number of Ordinary shares subject to award	Option Price	Total Number of Shares over which Options held following Notification
G Kelvin Johnson	PDMR	Option	5,740	592p	142,823 ordinary shares

Notes:

The Option vests in equal annual tranches over three years following the award date and will be exercisable from vesting until close of business on 18 November 2020.

2.         PERFORMANCE SHARE AWARD
Name	PDMR	Number of shares subject to award	Total Number of Shares over which awards held under the PSP following Notification
G Kelvin Johnson	PDMR	13,895	63,661 ordinary shares

Notes:

There are performance conditions attached to the release of performance shares under the Plan.  These awards will vest on 19 November 2013, subject to the achievement of the performance conditions which are measured from 1 January 2010 to 31 December 2012.

3.         RESTRICTED STOCK AWARD
Name	PDMR	Number of shares subject to award	Total Number of Shares over which restricted stock awards held following Notification
G Kelvin Johnson	PDMR	10,626	10,626 ordinary shares

Notes:

There are no performance conditions attached to the release of restricted shares under the Plan which will vest on 19 November 2011.

1)         The transaction took place in London, UK.

2)         This announcement is made in accordance with Disclosure & Transparency Rule 3.1.2.

Contact:

Gemma Parsons
Deputy Company Secretary
Telephone: 020 7401 7646